UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DELTA GALIL INDUSTRIES LTD.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

NONE (CUSIP Number)

August 30, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only). SARA LEE INTERNATIONAL CORPORATION, 36-3026114
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization STATE OF DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 0 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0% (2)
12.	Type of Reporting Person (See Instructions) CO

Item 1.	(a)	Name of Issuer DELTA GALIL INDUSTRIES LTD.

	(b)	Address of Issuer’s Principal Executive Offices 2 KAUFMAN STREET, TEL AVIV 68012, ISRAEL

Item 2.	(a)	Name of Person Filing SARA LEE INTERNATIONAL CORPORATION

	(b)	Address of Principal Business Office or, if none, Residence 104E SPRINGER BUILDING, 3411 SILVERSIDE ROAD, WILMINGTON, DELAWARE 19810

	(c)	Citizenship DELAWARE

	(d)	Title of Class of Securities ORDINARY SHARES

	(e)	CUSIP Number NONE

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 0

(b) Percent of class: 0% (2)

(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	0

	(ii) Shared power to vote or to direct the vote	0

	(iii) Sole power to dispose or to direct the disposition of	0

	(iv) Shared power to dispose or to direct the disposition of	0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group

NOT APPLICABLE

Item 10.	Certification

NOT APPLICABLE

(1)	On August 30, 2005, Sara Lee International Corporation consummated the sale of its 4,256,537 ordinary shares (the “Purchased Shares”) to GMM Capital, LLC (“GMM Capital”) for an aggregate purchase price of $27,667,490.50. Following the consummation of the transaction described in the preceding sentence, Sara Lee International Corporation ceased to own any ordinary shares of Delta Galil. Additionally, the Share Purchase Agreement specifies that if within six months of the date of acquiring the Purchased Shares, GMM Capital acquires any ordinary shares from any of N.D.R.L Investments (1988) Ltd., Nichesi Adinoam, Noam Lautman or Dov Lautman (collectively, the “Lautman Group”) or makes a lender offer to purchase ordinary shares at a purchase price higher than $6.50 per share, then if such transaction is consummated, GMM Capital has agreed to pay Sara Lee International Corporation the product of (i) the excess of such purchase price over $6.50 multiplied by (ii) the number of Purchased Shares.

As a result of Sara Lee International Corporation’s sale of all of it’s ordinary shares, the shareholders agreement between Sara Lee International Corporation and the Lautman Group was terminated, and Sara Lee International Corporation has no further rights or obligations under the shareholders agreement.

(2)	All calculations are based on 18,695,165 ordinary shares outstanding as of December 31, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 2005
Date

/s/ Helen N. Kaminski
Signature

Helen N. Kaminski/Vice President and Assistant Secretary
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.